UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number: 001-14260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The GEO SAVE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The GEO Group, Inc.

One Park Place, 621 NW 53rd Street, Suite 700

Boca Raton, Florida 33487

THE GEO SAVE 401(K) PLAN

DECEMBER 31, 2012

Report of Independent Registered Public Accounting Firm

To the Corporate Retirement Committee

The GEO Save 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Save 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Miami, Florida

June 18, 2013

THE GEO SAVE 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value:
Separate account guaranteed interest contract	$25,960,099	$19,734,968
Mutual funds	65,532,629	44,114,397
The GEO Group, Inc. common stock	7,872,415	4,222,682

	99,365,143	68,072,047
Receivables:
Notes receivable from participants	5,876,576	4,814,123

Net assets available for benefits, at fair value	105,241,719	72,886,170
Adjustment from fair value to contract value for interest in separate account guaranteed interest contract relating to fully benefit-responsive investment contract	(1,480,196)	(858,479)

Net assets available for benefits	$103,761,523	$72,027,691

See notes to financial statements.

THE GEO SAVE 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,033,579
Interest and dividends	2,288,861

Interest on notes receivable from participants	239,016

Contributions:
Participant	10,659,579
Employer	4,096,333
Rollover	1,709,658

Total contributions	16,465,570

Total additions	29,027,026

Deductions from net assets attributed to:
Benefits paid to participants	(12,267,290)
Administrative expenses	(241,780)

Total deductions	(12,509,070)

Net increase in net assets available for benefits	16,517,956

Transfers of assets from merged BI, Incorporated Employee Savings 401(k) Plan (Note 11)	15,215,876

Net assets available for benefits, beginning of year	72,027,691

Net assets available for benefits, end of year	$103,761,523

See notes to financial statements.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Note 1 — Plan Description

Plan Description — The GEO Save 401(k) Plan, (the “Plan”), amended in 2010 by The GEO Group, Inc. (the “Company”), is a defined contribution plan. The amendment to the Plan in 2010 was primarily administrative in nature and the Plan’s documents were restated to reflect prior amendments to include an amendment to allow participants from entities that were acquired by the Company to rollover their outstanding loans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation — An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and Allocations — The Plan permits tax-deferred contributions from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year.

Participant Accounts — Each participant’s account is adjusted with the participant’s contributions and the participant’s withdrawals, and allocations of the Company’s contributions, Plan earnings and expenses. Allocations are based on participant earnings or account balances as of the date of the allocation.

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2012 and 2011 ranged from 4.25% to 10%.

Forfeited Accounts — At December 31, 2012 and 2011, forfeited non-vested amounts totaled approximately $121,000 and $75,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $334,000 of forfeitures for the payment of employer matching contributions for the year ended December 31, 2012.

Vesting — Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of Benefits — Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP). Benefits are recorded as reductions to net assets when paid.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.

While investment contracts held by a defined contribution plan are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Fair Value Measurements — Accounting standards provide a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Three levels of inputs may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The GEO Group, Inc. Common Stock — The GEO Group, Inc. common stock account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year, including stock dividends receivable from the Company, and is classified within level 1 of the valuation hierarchy.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

Separate Account Guaranteed Interest Contract (SAGIC) — These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in a Diversified Bond Separate Investment Account. The SAGIC fair value is measured based on the fair values of the underlying assets which primarily consist of publicly quoted corporate and municipal debt instruments. The SAGIC guarantees a fixed interest rate. The investment contract is classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

New Accounting Standard — In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards — Fair Value Measurement (ASU 2011-04). The guidance in ASU 2011-4 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The adoption of this standard did not have a significant impact on the Plan’s financial statements.

Subsequent Events — The Plan has evaluated subsequent events through the date the financial statements were issued (Refer to Note 12).

Note 3 — Fair Value of Investments

Below are the Plan’s investments carried at fair value on a recurring basis at December 31, 2012 and 2011 by the fair value hierarchy levels described in Note 2:

December 31, 2012:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$—	$25,960,099	$25,960,099
Mutual funds:
Large Cap Funds	12,908,007	—	—	12,908,007
Mid Cap Funds	4,721,662	—	—	4,721,662
Small Cap Funds	5,675,085	—	—	5,675,085
Global Funds	6,365,706	—	—	6,365,706
Target Retirement Funds	25,883,178	—	—	25,883,178
Income Funds	9,978,990	—	—	9,978,990
GEO common stock	7,872,415	—	—	7,872,415

Total investments, at fair value	$73,405,044	$—	$25,960,099	$99,365,143

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

December 31, 2011:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$—	$19,734,968	$19,734,968
Mutual funds:
Large Cap Funds	10,203,331	—	—	10,203,331
Mid Cap Funds	3,461,310	—	—	3,461,310
Small Cap Funds	4,653,645	—	—	4,653,645
Global Funds	4,104,996	—	—	4,104,996
Target Retirement Funds	16,281,222	—	—	16,281,222
Income Funds	5,409,893	—	—	5,409,893
GEO common stock	4,222,682	—	—	4,222,682

Total investments, at fair value	$48,337,079	$—	$19,734,968	$68,072,047

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2012:

	Beginning Fair Value	Appreciation of Investments Still Held at Reporting Date	Interest	Purchases	Sales	Other	Ending Fair Value
Separate account guaranteed interest contract	$19,734,968	621,716	786,010	10,479,603	(5,364,141)	(298,057)	$25,960,099

Unrealized gains/(losses) from the SAGIC are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

As discussed in Note 2, the SAGIC fair value is measured based on the fair value of the underlying assets which the SAGIC is invested in. The valuation of the underlying separate account held at Mass Mutual Life Insurance Company (“Mass Mutual”) is the sole input to the fair value which is based on units of participation in the underlying separate account and the respective unit value. At December 31, 2012, there were approximately 164,000 units held in Mass Mutual’s Premier Diversified Bond Fund with a unit value of approximately $158 per unit.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

Note 4 — Investments

Investments that represent 5% or more of the net assets available for benefits at December 31, 2012 and 2011 are as follows:

	2012	2011
Diversified Bond SAGIC, at contract value	$24,479,903	$18,876,489
Select Indexed Equity Fund	7,744,746	4,762,775
The GEO Group, Inc. Common Stock	7,872,415	4,222,682
Destination Retirement 2020 Fund	7,805,343	4,967,489
Destination Retirement 2030 Fund	7,487,509	3,839,390
Destination Retirement 2040 Fund	5,494,283	3,619,051

The following summarizes the net appreciation (including gains and losses on investments bought, sold and held during the year) in the fair value of investments for the year ended December 31, 2012:

Mutual funds	$5,924,298
GEO common stock	4,109,281

Net appreciation in fair value of investments	$10,033,579

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

Note 5 — Separate Account Guaranteed Interest Contract

In 2007, the Plan entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $25,960,099 and $19,734,968 at December 31, 2012 and 2011, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with investment agreement.

	2012	2011
Average yields
Based on actual earnings	3.12%	3.77%
Based on interest rate credited to participants	3.12%	3.77%

Note 6 — Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 7 — Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2012 and 2011

Note 8 — Administrative Expenses

The Plan pays for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.

Note 9 — Party-In-Interest Transactions

Certain Plan investments held during 2012 and 2011 are issued by MML Investors Services Inc., a subsidiary of Mass Mutual Life Insurance Company (“Mass Mutual”), the Plan’s third-party administrator. As such, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. common stock and therefore, these transactions qualify as related party and party-in-interest transactions.

Note 10 — Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term which could materially affect the amounts reported in the statement of net assets available for benefits.

Note 11 — Merged Plan

Effective January 1, 2012, the net assets of the BI, Incorporated Employee Savings 401(k) Plan (the “BI Plan”) of approximately $15 million were merged into the Plan. Each covered employee who was eligible to participate in the BI Plan immediately prior to the merger date is eligible to participate in the Plan. Notwithstanding any other provisions of the Plan to the contrary, a participant’s service credited for eligibility and vesting purposes under the BI Plan as of the date of the merger, if any, is included as eligibility and vesting service under the Plan.

Note 12 — Subsequent Event

Effective December 31, 2012, the Company completed the divestiture of its residential treatment healthcare facility assets and related management contracts (“Residential Treatment Services” or “RTS”), which was purchased by GEO Care Holdings LLC, an entity owned by certain members of the Company’s management team. Effective January 1, 2013, RTS formed its own separate 401(k) plan. During 2013 approximately $15 million of net assets were transferred out of the Plan and into the RTS 401(k) plan.

THE GEO SAVE 401(K) PLAN

(Plan Number 001, Employer Identification Number 65-0043078)

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)
	Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
		Separate account guaranteed interest contract:
*	Mass Mutual Retirement Services	Diversified Bond (at contract value)	$24,479,903

		Mutual funds:
*	Mass Mutual Premier	Holding Account	273
*	Mass Mutual Select	Destination Retirement, Income Fund	453,906
*	Mass Mutual Select	Destination Retirement 2010 Fund	2,141,031
*	Mass Mutual Select	Destination Retirement 2020 Fund	7,805,343
*	Mass Mutual Select	Destination Retirement 2030 Fund	7,487,509
*	Mass Mutual Select	Destination Retirement 2040 Fund	5,494,283
*	Mass Mutual Select	Destination Retirement 2050 Fund	2,501,106
*	Mass Mutual Select	Select Indexed Equity Fund	7,744,746
	Janus	Overseas Fund	3,769,682
	Goldman Sachs	Select Mid-Cap Value Fund	2,767,768
	Oppenheimer	Developing Markets Fund	650,503
	Allianz	Select Small-Cap Value Equity Fund	2,300,709
*	Mass Mutual Select	Select Small Company Value Fund	2,494,596
*	Mass Mutual Select	Select Small-Cap Growth Equity Fund	601,616
*	Mass Mutual Premier	Premier Global Fund	1,596,804
	Northern Funds	International Equity Index Fund	368,717
	Northern Funds	Bond Index Fund	846,239
	RidgeWorth	Total Return Bond Fund	5,045,987
	Northern Funds	Small Cap Index Fund	278,164
*	Mass Mutual Select	Select Mid-Cap Growth II Fund	1,560,146
	John Hancock	Large Cap Equity Fund	5,162,989
	John Hancock	Strategic Income Fund	1,880,489
	T. Rowe Price	Equity Income Fund	2,206,273
	Northern Funds	Mid Cap Index Fund	393,748

			65,532,629

*	The GEO Group, Inc.	Common stock	7,872,415

		Notes receivable from participants, (interest rates from 4.25% to 9.25%, maturing no later than 2018)	5,876,576

		Total	$103,761,523

*	Party-In-Interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc.

Date: June 18, 2013	/s/ Brian R. Evans
BRIAN R. EVANS
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm — Grant Thornton LLP